UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

 Commission File Number: 001-34824

 Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District

Beijing 100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In April 2012, Skillsoft Asia Pacific Pty Ltd. (“Skillsoft”) filed a statement of claim (HCCL19/2013) against the company in the High Court of the Hong Kong Special Administrative Region Court of First Instance alleging breach of contract. The complaint sought a declaration that the contract between the company and Skillsoft should remain in full force and effect, as well as monetary damages, interest and costs. On December 12, 2013, the Hong Kong court ordered a summary judgment in favor of Skillsoft for US$0.6 million with interest being the Quarterly Prepayment License Fee for the 4th quarter of 2011 with respect to HCCL 19/2013. In addition, Skillsoft filed two claims: (a) HCCL20/2013 on June 6, 2013, seeking a payment of US$2.5 million for breach of the contract and US$2.0 million in respect of invoices for pre-paid licensing fees; (b) HCCL31/2013 on October 21, 2013 seeking a payment of US$2.0 million for breach of the contract. A settlement offer was made on June 18, 2014: the company offered to pay to Skillsoft the sum of US$0.6 million with interest (US$ 0.1 million as at 12 June 2014) and costs (estimated at HK$0.4 million). Subsequently, the settlement offer was not accepted by Skillsoft prior to expiry on July 3, 2014 and accordingly lapsed. On March 20, 2015, the Honorable Mr Justice Anthony Chan ordered that HCCL19, 20 and 31/2013 be consolidated and proceed as a single action. A claim then was made by Skillsoft for a consolidated sum of US $7.3 million. As of December 31, 2015, the company paid US$ 0.8 million to settle the judgment of HCCL19/2013 made on December 12, 2013. On April 17, 2015, a Re-Amended Statement of Claim was served by Skillsoft in the consolidated action. Additionally, Skillsoft sought indemnity for breaches (1) that Ambow failed to use reasonable commercial efforts to market, demonstrate and distribute Skillsoft’s products (2) indemnity for the appointment, by Ambow of re-sellers, sub-distributors and agents without Skillsoft’s express prior permission, and (3) an order for specific performance for Ambow to provide Sales Reports for each month in 2012 and 2013 and make available for inspection and audit all accounting, sales, and customer service books and records of Ambow from April 30, 2008 to the date of application (the “Inspection Claims”). On January 12, 2016, the company successfully resisted Skillsoft’s application for summary judgment for the Inspection Claims. A mediation session was held April 28, 2016. Without admitting any liability, the company settled the claims against it for US$450,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/Jin Huang
Name: Dr. Jin Huang
Title: President and Chief Executive Officer

Date: May 4, 2016